Exhibit 99.1

Lentuo International Announces Second Quarter 2012 Financial Results

BEIJING, China, September 25, 2012/PRNewswire-FirstCall/ — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), a leading non-state-owned automobile retailer headquartered in Beijing, today reported its financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Financial Highlights

•            Revenues increased 21.2% to RMB792.5 million ($124.7 million) in the second quarter 2012 from RMB653.8 million in the second quarter 2011.

•            Vehicles sold increased 54.5% to 4,301 vehicles in the second quarter 2012 from 2,784 vehicles in the second quarter 2011.

•            Vehicles serviced increased 31.7% to 45,843 vehicles in the second quarter 2012 from 34,818 vehicles in the second quarter 2011.

•            Net income decreased 28.4% to RMB8.4 million ($1.3 million) in the second quarter 2012 from RMB11.8 million in the second quarter 2011.

“The successful implementation of our expansion and diversification strategy continued with strong sequential and year-over-year revenue growth during the second quarter of 2012,” said Mr. Hetong Guo, Founder and Chairman of Lentuo. “The new green field Audi dealership and the FAW-Volkswagen flagship store in Beijing following the five new dealerships added in the second half of 2011 will be significant steps in our expansion strategy and will provide increased momentum.  Our recent partnerships with First Automobile Finance and its two subsidiaries represent a strong vote of confidence that validates and further supports our growth strategy.  Among other benefits, it will help us finance dealership expansions, improve our competitive position, provide insurance services and strengthen our brand recognition in the luxury car market. We are very proud to be the first automobile retailer in China to sign such an agreement with FAW Auto Finance.

“Leveraging the strong relationships we have built with industry players in an increasingly competitive environment, we remain confident that these initiatives will lead to sustained sales growth and improved shareholder value.”

Second quarter 2012 Financial Performance

Revenues for the three months ended June 30, 2012 increased 21.2% to RMB792.5 million ($124.7 million) from RMB653.8 million in the second quarter of 2011.

Revenues from automobile sales increased 24.3% to RMB709.9 million ($111.7 million) compared to RMB571.1 million during the same period in 2011. The increase was primarily due to higher vehicle sales resulting from the addition of five new dealerships in the second half of 2011. The five new dealerships contributed RMB231.5 million in revenues.

During the second quarter of 2012, the Company sold 4,301 vehicles, representing a 54.5% increase from 2,784 vehicles in the second quarter of 2011. The Company’s five new dealerships added a combined 1,808 vehicles during the second quarter of 2012.

The average new vehicle unit price for the second quarter of 2012 was RMB167,730 ($26,402), a 18.2% decrease from RMB205,152 for the same period in 2011. Typically, vehicles sold by the dealerships outside Beijing sell for lower prices than vehicles sold by the original Lentuo dealerships in Beijing. However, during the second quarter of 2012, average new vehicle unit price for the original Lentuo dealerships decreased as well. This was mainly due to inventory buildup as a result of excess production by vehicle manufacturers which directly affected new vehicle selling price.

Revenues from repair and maintenance services in the second quarter of 2012 decreased 18.4% to RMB64.6 million ($10.2 million) compared to RMB79.2 million during the same period in 2011. Revenues at the five new dealerships acquired in the second half of 2011 increased as a result of promotional activities aimed at expanding business and customer loyalty. However, this was not sufficient to offset the decrease in revenues at the older dealerships caused by intensified market competition, Promotions included a customer loyalty program where free repairs are offered to customers who have continuously serviced their vehicles with Lentuo and complementary accessories following the purchase of a vehicle at a Lentuo dealership.

Primarily as a result of the foregoing, the Company serviced 45,843 vehicles during the three months ended June 30, 2012, which represents a 31.7% increase over the 34,818 vehicles serviced in the second quarter of 2011. The increase was primarily due from the addition of five new dealerships in the second half of 2011.

	Revenues (in thousands of Renminbi)
	2Q 12	2Q 11
Sales of automobiles
Beijing	583,122	571,142
Outside Beijing	126,734	—
Total	709,856	571,142

Repair and maintenance services
Beijing	48,922	79,176
Outside Beijing	15,667	—
Total	64,589	79,176

	Percent of Total Revenues
Product Line	2Q 12	2Q 11
Sales of automobiles	89.6%	87.4%
Automobile repair and maintenance services	8.1%	12.1%
Sales of leased automobiles	1.5%	—
Other services	0.8%	0.5%
Total	100%	100%

Cost of goods sold increased 22.2% to RMB720.5 million ($113.4 million) in the second quarter of 2012 from RMB589.5 million in the same period of 2011 as a result of higher revenue and sales volumes, driven in part by the addition of the five new dealerships.

Gross profit increased 11.9% to RMB71.9 million ($11.3 million) in the second quarter of 2012, an increase from RMB64.3 million in the second quarter of 2011. This was mainly due to the increase in revenue.

Overall gross margin for the second quarter of 2012 decreased to 9.1% from 9.8% in the second quarter of 2011. Specifically, the gross margin for automobile sales increased to 5.1% in the second quarter of 2012 from 3.9% in the same period of 2011, while the gross margin of repair and maintenance services increased to 52.3% as compared to 48.8% for the same period in 2011. Overall gross margin decreased during the second quarter of 2012 as revenues from car sales, which generate lower margins than maintenance and repairs, increased significantly and accounted for a larger share of total revenues. Gross margin for automobile sales increased mainly due to the higher profits resulting from the more generous rebate policies adopted by the vehicle manufacturers to maintain market share. Gross margin for repair and maintenance services increased primarily due to the increased proportion of revenue from the Company’s high-end brand dealerships which typically have higher gross margins.

Selling, marketing and distribution expenses increased 20.8% to RMB24.1 million ($3.8 million) in the second quarter of 2012 from RMB19.9 million during the same period of 2011, primarily as a result of the Company’s dealership expansion. As a percentage of revenues, selling, marketing and distribution expenses was 3.0%, remaining the same from 3.0% in the second quarter of 2011.

General and administrative expenses increased by 80.3% to RMB16.1 million ($2.5 million) in the second quarter of 2012 from RMB8.9 million during the same quarter of 2011, primarily due to the hiring of additional staff to support growth and increased travel expenses for dealerships located outside Beijing. As a percentage of revenues, general and administrative expenses increased to 2.0% in the second quarter of 2012, an increase from 1.4% in the second quarter of 2011.

Operating income for the second quarter of 2012 decreased 10.4% to RMB31.7million ($5 million) from RMB35.4 million for the same period in 2011. The change in operating income was primarily the result of increased expenses.

Operating margin for the second quarter of 2012 was 4.0%, compared to 5.4% for the same quarter in 2011. The decrease in operating margin was primarily attributable to a decrease in overall gross margin and increased expenses as a percentage of revenue.

Net income attributable to controlling interest was RMB8.4 million ($1.3 million), a decrease of 28.4% from RMB11.8 million for the same period in 2011.

Basic and diluted earnings per ordinary share were RMB0.14 ($0.02) for the second quarter of 2012 compared to RMB 0.20 for the second quarter of 2011, decreasing 30.0%. This translates to basic and diluted earnings per ADS of RMB0.28 ($0.04) in the second quarter of 2012.  Each ADS represents two ordinary shares. Weighted average ordinary shares outstanding in the second quarter of 2012 remained unchanged from one year ago at 58,937,912.

Liquidity and capital resources

As of June 30, 2012, the Company had cash and cash equivalents of RMB92.2 million ($14.5 million), compared to RMB161.4 million as of December 31, 2011.

Expansion Strategy Update

The Company remains focused on three regions that it believes offer the best economic returns currently:  Northeast, Southeast and Southwest China. These regions present numerous opportunities for expansion in second and third-tier cities where a growing number of middle class Chinese enjoy rising standards of living. As acquisitions are expected to become more expensive, the Company has shifted its focus to organic growth and will concentrate on opening greenfield dealerships.

The opening of the new FAW-Volkswagen flagship store in Beijing is scheduled for the fourth quarter of 2012.

The Company announced in July that it had received approval from FAW-Volkswagen Audi to build a new 4S Audi dealership in south Beijing, further strengthening the relationship between Lentuo and FAW Group.

To help facilitate the Company’s expansion, Lentuo has signed a comprehensive cooperation agreement with FAW Auto Finance Co. Ltd. (“FAW-AF”), a subsidiary of the FAW Group. Under the terms of the agreement, FAW-AF will help finance Lentuo’s 4S greenfield dealership network expansion in China. Lentuo is the first automobile retailer in China to sign such an agreement with FAW-AF.

Conference Call

Lentuo’s management will host a conference call to discuss the results at 8:00 a.m. Eastern Daylight Time on September 25, 2012 (8:00 p.m. Beijing time on the same day).

The dial-in details for the live conference call are:

U.S. Toll Free	+1 877-941-1427
International Dial In	+1 480-629-9664

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. Eastern Daylight Time on September 25, 2012 through 11:59 p.m. Eastern Daylight Time on October 9, 2012. The dial-in details for the replay are:

U.S. Toll Free	+1 877-870-5176
International Dial In:	+1 858-384-5517
Passcode:	4565489

A live webcast of the conference call will be available on the investor relations section of Lentuo’s website at: http://ir.lentuo.net or alternately at http://ViaVid.net.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 6.3530 to US $1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2012.

About Lentuo International Inc.

Lentuo is a leading non-state-owned automobile retailer headquartered in Beijing. Lentuo operates 11 franchise dealerships, 10 automobile showrooms, one automobile repair shop, and one car leasing company.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

Ms. Jennifer Chen

CFO

Lentuo International Inc.
Email: chenjianping@lentuo.net

Christensen

Mr. Christian Arnell

Telephone +86 10 5826 4939 in Beijing

Email: carnell@christensenir.com

Ms. Linda Bergkamp

Phone:  +1-480-614-3004 (U.S.A.)

Email: lbergkamp@christensenir.com

Lentuo International Inc.

Consolidated Statements of Income and Comprehensive Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the three months ended
	June 30, 2011	June 30, 2012
	RMB	RMB	US$
Revenues
Sales of automobiles	571,142	709,856	111,736
Automobile repair and maintenance services	79,176	64,589	10,167
Sales of leased automobiles	—	11,585	1,824
Other services	3,490	6,454	1,016
Total revenues	653,808	792,484	124,743

Cost of goods sold
Sales of automobiles	(548,901)	(673,874)	(106,072)
Automobile repair and maintenance services	(40,519)	(30,834)	(4,853)
Sales of leased automobiles	—	(15,492)	(2,439)
Other services	(76)	(335)	(53)
Total cost of goods sold	(589,496)	(720,535)	(113,417)

Gross profit	64,312	71,949	11,326

Operating expenses
Selling, marketing and distribution expenses	(19,935)	(24,087)	(3,791)
General and administrative expenses	(8,942)	(16,123)	(2,538)
Total operating expenses	(28,877)	(40,210)	(6,329)

Operating income	35,435	31,739	4,997

Interest income	242	2,566	404
Interest expenses	(12,397)	(20,029)	(3,153)
Exchange gain/ loss	(5,225)	46	7
Other income, net	600	696	110

Income before income tax expenses	18,655	15,018	2,365
Income tax expenses	(6,871)	(6,321)	(995)

Net income and comprehensive income	11,784	8,697	1,370
Net income and comprehensive income attributable to non-controlling interest	—	256	40

Net income and comprehensive income attributable to controlling interest	11,784	8,441	1,330

Earnings per ordinary share:
Basic and diluted earnings per ordinary share	0.20	0.14	0.02

Weighted average ordinary shares outstanding:
Basic and diluted	58,937,912	58,937,912	58,937,912

Lentuo International Inc.

Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	December 31, 2011	June 30, 2012
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	161,393	92,154	14,506
Restricted cash	435,770	248,694	39,146
Accounts receivable (net of allowance for doubtful accounts of nil as of December 31, 2011 and June 30, 2012)	48,961	23,412	3,685
Inventories, net	516,256	541,465	85,230
Leased automobiles held for sale, net	147,749	150,621	23,709
Advances to suppliers	219,936	262,629	41,339
Prepaid expenses and other current assets	265,199	243,100	38,265
Amounts due from related parties	74,857	70,739	11,135
Deferred tax assets	6,062	6,817	1,073
Total current assets	1,876,183	1,639,631	258,088

Non-current assets
Property and equipment, net	325,308	467,228	73,544
Land use rights, net	18,821	18,538	2,918
Intangible assets, net	135,067	134,067	21,103
Goodwill	73,634	73,634	11,590
Long-term prepayments	137,750	23,500	3,699
Long-term investment	—	11,250	1,771
Deferred tax assets	4,112	7,526	1,185
Total non-current assets	694,692	735,743	115,810

Total assets	2,570,875	2,375,374	373,898

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	12,568	6,686	1,052
Bills payable	889,158	611,101	96,191
Advances from customers	47,990	41,162	6,479
Deposits from third parties		—	—
Accrued expenses and other current liabilities	329,468	350,329	55,144
Amounts due to related parties	10,000	—	—
Unrecognized tax benefits	4,963	4,963	781
Taxes payable	33,562	45,924	7,229
Short-term loans	370,883	418,471	65,870
Total current liabilities	1,698,592	1,478,636	232,746

Non-current liabilities
Deferred tax liabilities	39,193	38,858	6,116
Total non-current liabilities	39,193	38,858	6,116

Total liabilities	1,737,785	1,517,494	238,862

Shareholders’ Equity
Ordinary shares, par value US$0.00001 per share
Authorized — 500,000,000 shares as of June 30, 2012 and December 31, 2011 Issued and outstanding —58,937,912 shares as of June 30, 2012 and December 31, 2011	4	4	1
Additional paid-in capital	469,761	469,761	73,943
Retained earnings	334,605	359,812	56,637

Total equity for controlling interest	804,370	829,577	130,581
Non-controlling interest	28,720	28,303	4,455
Total shareholder’s equity	833,090	857,880	135,036

Total liabilities and stockholder’s equity	2,570,875	2,375,374	373,898